UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities and Exchange Act of 1934

(Amendment No. 1)*

Origen Financial, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

68619E 20 8
(CUSIP Number)

Robert E. Robotti
c/o Robotti & Company, Incorporated
52 Vanderbilt Avenue, 4th Floor
New York, New York 10017
212-986-4800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 16, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 12 Pages).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
   Robert E. Robotti
   I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

3. SEC Use Only

4. Source of Funds
   AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization
   United States

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 2,241,963	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 2,241,963	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    2,241,963

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
    8.7%

14. Type of Reporting Person (See Instructions)
    IN, HC

1. Names of Reporting Persons.
   Robotti & Company, Incorporated
   I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

3. SEC Use Only

4. Source of Funds
   WC, AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: 1,508,227
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 1,508,227

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,508,227

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13. Percent of Class Represented by Amount in Row (11)
    5.8%

14. Type of Reporting Person (See Instructions)
    CO, HC

1. Names of Reporting Persons.
    Robotti & Company, LLC
    I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)

3. SEC Use Only

4. Source of Funds
    WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    New York

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 14,375	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 14,375	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     14,375

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
     Less than 1%

14. Type of Reporting Person (See Instructions)
     OO, BD

1. Names of Reporting Persons.
   Robotti & Company Advisors, LLC
   I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

3. SEC Use Only

4. Source of Funds
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: 1,493,852
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 1,493,852

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,493,852

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13. Percent of Class Represented by Amount in Row (11)
    5.8%

14. Type of Reporting Person (See Instructions)
    OO, IA

1. Names of Reporting Persons.
   Kenneth R. Wasiak
   I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

3. SEC Use Only

4. Source of Funds
   AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   United States

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 733,736
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 733,736

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    733,736

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
    2.8%

14. Type of Reporting Person (See Instructions)
    IN, HC

1. Names of Reporting Persons.
    Ravenswood Management Company, L.L.C.
    I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)

3. SEC Use Only

4. Source of Funds
    AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    New York

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 733,736	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 733,736	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     733,736

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
     2.8%

14. Type of Reporting Person (See Instructions)
     OO

1. Names of Reporting Persons.
   The Ravenswood Investment Company, L.P.
   I.R.S. Identification Nos. of above persons (entities only).

---

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

---

3. SEC Use Only

---

4. Source of Funds
   WC

---

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

---

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	
	7. Sole Voting Power: -0-
	8. Shared Voting Power: 733,736
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 733,736

---

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    733,736

---

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

---

13. Percent of Class Represented by Amount in Row (11)
    2.8%

---

14. Type of Reporting Person (See Instructions)
    PN

This Statement on Schedule 13D Amendment No. 1 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission"). This Statement amends the initial Statement of Beneficial Ownership on Schedule 13D (the "Initial Statement," and as so amended, the "Schedule 13D") relating to shares of the Common Stock, $0.01 par value (the "Common Stock"), of Origen Financial, Inc. (the "Issuer") filed on December 27, 2006 with the Commission as specifically set forth herein. Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Initial Statement.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended and restated to read as follows:

The aggregate purchase price of the 14,375 shares of the Common Stock held by Robotti & Company is $78,808.51 (including brokerage fees and expenses). All of the shares of Common Stock held by Robotti & Company were paid for using the working capital of its discretionary customers.

The aggregate purchase price of the 1,493,852 shares of the Common Stock held by Robotti Advisors is $9,178,815.52 (including brokerage fees and expenses). All of the shares of Common Stock held by Robotti Advisors were paid for using the working capital of its clients.

The aggregate purchase price of the 733,736 shares of the Common Stock held by RIC is $4,387,197.16 (including brokerage fees and expenses). All of the shares of Common Stock held by RIC were paid for using its working capital.

Item 4.   Purpose of Transaction

Item 4 of the Initial Statement is hereby amended and restated to read as follows:

(a)-(j). The shares of Common Stock have been acquired by the Reporting Persons for investment purposes and were not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect except to the extent stated herein.

The Reporting Persons may acquire additional shares of Common Stock, dispose all or some of these shares of Common Stock from time to time, in each case in the open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares of Common Stock, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors. In addition, the Reporting Persons intend to communicate with other shareholders and management of the Issuer about maximizing the value of their shares of Common Stock.

As a matter of policy, from time to time, when a vacancy arises on the Board of Directors of a portfolio company in which the Reporting Persons' have an investment, the Reporting Persons may recommend one or more persons for the Board of Directors to consider to fill such vacant seat.

Depending on factors deemed relevant by the Reporting Persons, including but not limited to change in the Issuer's business, governance or financial situation, the Reporting Persons reserve the right to formulate other plans and/or make proposals, and take such actions set forth in this response to Item 4 and any other actions as the Reporting Persons, or any of them, may determine.

Item 5.   Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated to read as follows:

(a)-(b) As of February 27, 2007, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*
Robotti (1)(2)(3)(4)	2,241,963	0	2,241,963	8.7%
ROBT (1)(2)(3)	1,508,227	0	1,508,227	5.8%
Robotti & Company (1)(2)	14,375	0	14,375	**
Robotti Advisors (1)(3)	1,493,852	0	1,493,852	5.8%
Wasiak (1)(4)	733,736	0	733,736	2.8%
RMC (1)(4)	733,736	0	733,736	2.8%
RIC (1)(4)	733,736	0	733,736	2.8%

  * Based on 25,785,901 shares of Common Stock, $0.01 par value, outstanding as of October 30, 2006, as disclosed in the Issuer's Quarterly Report on Form 10-Q, for the quarter ended September 30, 2006.
  ** Less than one percent.

(1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by any other Reporting Person or any other person named in the Schedule 13D.
(2) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 14,375 shares of Common Stock owned by the discretionary customers of Robotti & Company.
(3) Each of Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 1,493,852 shares of Common Stock owned by the advisory clients of Robotti Advisors.
(4) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 733,736 shares of Common Stock owned by RIC.

(c) The table below lists all the transactions in the Issuer's shares of Common Stock since the most recent filing of this Schedule 13D by the Reporting Persons. All such transactions were made by Robotti Advisors and RIC in the open market.

Transactions in Shares Since the Most Recent Filing of this Schedule 13D*

Party	Date of Purchase or Sale	Number of Shares of the Common Stock	Buy or Sell	Price Per Share
Robotti Advisors' Advisory Clients	01/25/2007	7,700	BUY	$5.7228
Robotti Advisors' Advisory Clients	01/29/2007	1,400	BUY	$5.73

Robotti Advisors' Advisory Clients	01/30/2007	700	BUY	$5.7029
Robotti Advisors' Advisory Clients	01/31/2007	95,100	BUY	$5.72
Robotti Advisors' Advisory Clients	02/08/2007	200	BUY	$5.66
Robotti Advisors' Advisory Clients	02/09/2007	2,300	BUY	$5.6495
Robotti Advisors' Advisory Clients	02/12/2007	8,596	BUY	$5.5117
Robotti Advisors' Advisory Clients and RIC	02/16/2007	150,000	BUY	$5.52
Robotti Advisors' Advisory Clients	02/22/2007	7,600	BUY	$5.6289
Robotti Advisors' Advisory Clients	02/23/2007	7,000	BUY	$5.6171

*In addition to the transactions listed, during the period one or more Advisory Clients requested the transfer from Robotti Advisors of a total of 9,584 shares of Common Stock.

     (d)   No Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock owned by the Reporting Persons.

     (e)   Not Applicable.

Item 6.   Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial Statement is hereby amended to add the following:

Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists between the Reporting Persons and any other person that relates to the acquisition, disposition, voting or holding of any securities of the Issuer.

(The remainder of this page was intentionally left blank)

SIGNATURE

    After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 27, 2007

Robotti & Company, Incorporated

/s/ Robert E. Robotti	By: /s/ Robert E. Robotti
Robert E. Robotti	Name: Robert E. Robotti
	Title: President and Treasurer

Robotti & Company, LLC   Robotti & Company Advisors, LLC

By: Robotti & Company, Incorporated   By: Robotti & Company, Incorporated

By: /s/ Robert E. Robotti	By: /s/ Robert E. Robotti
Name: Robert E. Robotti	Name: Robert E. Robotti
Title: President and Treasurer	Title: President and Treasurer

/s/ Kenneth R. Wasiak
Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.   The Ravenswood Investment Company, L.P.

By: /s/ Robert E. Robotti	By: Ravenswood Management Company, L.L.C.
Name: Robert E. Robotti	Its General Partner
Title: Managing Member	

By: /s/ Robert E. Robotti
     Name: Robert E. Robotti
     Title: Managing Member